SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number: 0-18121

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

(Full title of the plan )

MAF BANCORP, INC.

55th & Holmes

Clarendon Hills, IL 60514

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive officer)

REQUIRED INFORMATION

Items 1-3. Not applicable.

Item 4. The Mid America Bank, fsb Employees’ Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of this annual report:

(a)	Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 2003.

Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002 and the related statement of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees’ Profit Sharing Plan (Registration No. 333-83534) with the Securities Exchange Commission on February 28, 2002.

(b)	Notes to Financial Statements

(c)	Supplemental Schedules

Exhibits

No. 23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	Mid America Bank, fsb
Employees’ Profit Sharing Plan

	By:	/S/ MICHAEL J. JANSSEN
Member of Plan Administrative Committee

FINANCIAL STATEMENTS AND SCHEDULES

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

Mid America Bank, fsb

    Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 23, 2004

Chicago, Illinois

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2003	2002
Assets:
Investments, at fair value:
MAF Bancorp, Inc. common stock	$24,525,328	19,683,843
Mutual funds	17,267,163	6,631,358
Collective trust funds	8,375,453	10,158,659
Participant loans receivable	15,147	19,636
Cash liquidity fund	258	—
Certificates of deposit	—	4,638,373
Money market deposit account	—	164,959

	50,183,349	41,296,828

Employer contribution receivable	2,320,000	—
Accrued dividends and interest	106,306	119,377

Total assets	52,609,655	41,416,205

Liabilities-accounts payable	—	53

Net assets available for plan benefits	$52,609,655	41,416,152

See accompanying notes to financial statements.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2003	2002	2001
Additions to net assets attributed to:
Interest income	$485,475	604,150	427,973
Dividend income	537,396	453,492	443,900

	1,022,871	1,057,642	871,873

Gain (loss) on sale of investments:
Mutual funds	1,059,753	132,504	(29,290)
Collective trust funds	(456,342)	(68,230)	—
MAF Bancorp, Inc. common stock	1,053,071	1,060,655	(16,669)

	1,656,482	1,124,929	(45,959)

Unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	590,127	(1,368,761)	(479,953)
Collective trust funds	1,512,457	(546,985)	(197,456)
MAF Bancorp, Inc. common stock	3,630,654	1,652,789	694,523

	5,733,238	(262,957)	17,114

Contributions:
Employer	2,320,000	1,920,000	1,120,000
Employee	2,563,355	2,399,949	1,873,916

	4,883,355	4,319,949	2,993,916

Transfer of assets from merged plan	597,243	814,954	—

Total additions to net assets	13,893,189	7,054,517	3,836,944

Deductions from net assets attributed to:
Benefits paid to participants	2,697,532	1,858,066	1,292,814
Administrative expenses	2,154	—	10

	2,699,686	1,858,066	1,292,824

Net increase in net assets available for plan benefits	11,193,503	5,196,451	2,544,120

Net assets available for plan benefits:
Beginning of year	41,416,152	36,219,701	33,675,581

End of year	$52,609,655	41,416,152	36,219,701

See accompanying notes to financial statements.

MID AMERICA BANK, fsb

EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003, 2002 and 2001

(1)	Description of Plan

The following description of the Mid America Bank, fsb Employees’ Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb and its affiliates (the “Company”) are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective October 1, 2003, ABN-AMRO succeeded LaSalle Bank, N.A. as the trustee of the Plan.

Mergers

On July 21, 2003, Fidelity Bancorp was merged with and into MAF Bancorp. Concurrently, Fidelity Federal Savings Bank (“Fidelity”) was merged into the Company and the Company became the plan sponsor for the Fidelity Savings Profit Sharing Plan. Net assets of the Fidelity Savings Profit Sharing Plan totaling $337,179, were transferred into the Plan on October 1, 2003. All former Fidelity participants who were employees on July 21, 2003 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Fidelity Savings Profit Sharing Plan. All participants’ balances from the merged plan are 100% vested.

On November 30, 2001, Mid Town Bancorp was merged with and into MAF Bancorp. Concurrently, Mid Town Bank & Trust Company of Chicago (“Mid Town”) was merged into the Company and the Company became the plan sponsor for the Mid Town Bank Savings and Profit Sharing Plan. On February 12, 2003, net assets of the Mid Town Bank Savings and Profit Sharing Plan totaling $260,064, were transferred into the Plan. Net assets totaling $814,954 were transferred into the Plan on September 20, 2002. All former Mid Town participants who were employees on November 30, 2001 became active participants in the Plan as of such date. A year of service includes any period or periods previously credited to employees in the plan under Mid Town Bank Savings and Profit Sharing Plan. All participants’ balances from the merged plan are 100% vested.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

Contributions

Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 75% of their pre-tax compensation as 401(k) contributions up to an annual limit of $12,000 ($11,000 in 2002 and $10,500 in 2001). Beginning in 2002, special provisions applied to employees over the age of 50, which increased the annual limit to $14,000 in 2003 and will be increased each subsequent year. The Company will make matching contributions equal to 35% of a participant’s pre-tax deferral amounts, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions.

Participant Accounts

Each participant’s contribution account is credited with the participant’s contribution and an allocation of earnings. Each participant’s Company contribution account is also credited with an allocation of the Company’s contribution and forfeitures of terminated participants’ nonvested balances, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company’s contribution and forfeitures of terminated participants’ accounts are based on the ratio that each participant’s eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s accounts. During 2003 and 2002, non-vested amounts from participants’ matching or discretionary Company contributions that were forfeited totaled approximately $71,177 and $20,189, respectively, which were allocated to the remaining participants’ accounts.

Vesting

Participants are immediately vested in their pre-tax employee contributions, their after-tax employee contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 2 years - 0%; 2 years - 20%; 3 years - 40%; 4 years - 60%; 5 years - 80%; 6 years or more - 100%.

Investment Options

Upon employment at the Company, a participant may direct pre-tax or after-tax employee contributions in any of ten investment options. Participants may change their deferral percentage and their investment choices at any time. The following participant directed investment options are:

MAF Bancorp, Inc. Common Stock. Investing in common stock represents an investment in a company by which a person becomes a part owner of that company. Dividends paid on shares of MAF Bancorp, Inc. purchased through the Plan are reinvested in MAF Bancorp, Inc. common stock. It is expected that all purchases will be made at prevailing market prices. Under certain circumstances, the trustees may be required to limit the daily volume of shares purchased. A participant’s account will be adjusted to reflect changes in the value of MAF Bancorp, Inc. shares resulting from dividends, stock splits, and similar changes.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

Mutual Funds:

American Funds Washington Mutual Investor A. This large cap value fund seeks to provide income and an opportunity for growth of principal, consistent with sound common stock investments. Management is guided by the prudent investor rule, which states a company must have paid a dividend in 9 out of the last 10 years. No alcohol or tobacco related stocks are permissible. The Fund invests in large, blue-chip companies believed to be undervalued. The fundamental investment approach is guided through internal research and analysis based on extensive fieldwork and direct company contact. Management seeks to identify the difference between the underlying value of a security and its current value. They seek companies with characteristics such as unique product or services, superior marketing, unusually good research or simply companies that are better at what they do than their competitors. The fund utilizes a multiple-portfolio management system. The Fund is divided into 9 portions, with 8 portions managed by different portfolio managers and the 9th portion managed by a team of analysts. Each manager has the freedom to make investment decisions on their portion.

ABN-AMRO / Montag & Caldwell Growth N. This large cap growth fund seeks long-term capital appreciation; income is secondary. It invests primarily in common stocks and convertibles. The advisor selects equities that it believes are undervalued based on the issuer’s estimated earnings potential and ability to produce strong earnings growth over the next 12 to 18 months. These issuers may include established companies with histories of growth as well as companies that the advisor expects are entering periods of earnings growth. The fund may also invest in convertible and nonconvertible debt. It may invest up to 30% of assets in foreign securities in the form of ADRs.

Royce Total Return Fund. This small cap value fund seeks long-term growth of capital and current income. The fund normally invests at least 65% of assets in common stocks, 90% of which are dividend paying. It generally invests at least 65% of assets in securities of companies with market capitalizations of less than $2 billion at the time of investment.

Brown Capital Management Small Co. Fund I. This small cap growth fund seeks capital appreciation. It normally invests at least 70% of assets in companies with total operating revenues of $250 million or less. The advisor seeks companies that are undervalued in relation to their growth prospects. The fund selects stocks that have the potential for a sustainable revenue stream, adequate resources to maintain a viable product, sufficient profitability, and management skills and resources necessary for planning long-term growth.

Oakmark International Fund I. This foreign large cap value fund seeks long-term capital appreciation with investments in foreign securities that total at least 65% of their assets. As determined by the fund, these securities are undervalued relative to their underlying economic value. Long-term value is assigned to the fund on the basis of the company’s ability to generate cash flow. Degree of pricing power, market share, and quality of management provide other parameters of value. Up to 10% of assets may be invested in low-quality debt by the fund.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

Artisan Funds Inc. International Fund. This foreign large cap-growth fund seeks long-term capital growth. The fund ordinarily invests at least 65% of assets in equities of foreign issuers; it normally maintains investments in at least three foreign countries. When selecting investments, management places equal emphasis on country selection and stock selection; it avoids countries that it believes have overvalued markets, and focuses on companies that have dominant or increasing market share in strong industries. The fund typically invests no more than 5% of assets in convertibles or debt rated below BBB. It may invest in emerging markets.

Undiscovered Managers REIT Inst. This specialty real estate fund invests primarily in real-estate investment trusts (REITs) of various types. This fund includes many different types of REITs, including apartment, factory-outlet, health-care, hotel, industrial, mortgage, office and shopping centers. Some funds in this category also invest in real-estate operating companies.

PIMCO Real Return Fund ADM. This inflation-indexed bond fund seeks to realize maximum real return consistent with preservation of real capital. It normally invests at least 65% of assets in inflation-indexed bonds issued by the U.S. and foreign governments. The fund may hold bonds rated A or better, and may invest up to 35% of assets in other fixed-income securities, including debt denominated in foreign currencies. It is expected that the fund’s average duration will vary approximately within the range of the average modified real duration of all inflation-indexed bonds issued by the U.S. Treasury.

Collective Trust Fund:

ABN-AMRO Income Plus Fund. This fund seeks to preserve principal, maximize income and provide a high degree of liquidity, without sacrificing credit quality, by investing in competitive fixed income returns in different interest environments. The fund invests in a diversified portfolio consisting primarily of alternative investment contracts, guaranteed investment contracts and money market instruments. This fund is in both participant and non-participant directed funds.

Participant Loans

The Plan does not allow participant loans. However, the Mid Town Bank Savings and Profit Sharing Plan had three loans outstanding, which were transferred into the Plan as of September 20, 2002. The loans have an aggregate balance of $15,147 at December 31, 2003 ($19,636 at December 31, 2002) and carry interest rates ranging from 6.00% - 9.00%, and mature between February 27, 2004 and September 16, 2011.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

Payment of Benefits

On termination of service, participants may elect to either leave their account balances in the plan until age 70½, if the balance exceeds $5,000, or receive a lump-sum amount equal to the value of their vested account. Benefits are recorded when paid.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments in mutual funds, collective trust funds and common stock are stated at fair value as determined by reference to quoted market prices. Money market deposit accounts, certificates of deposit and participant loans receivable are stated at face value plus accrued interest, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method for the individual asset. Dividend income is recorded on the ex-dividend date. Interest income is accrued for when earned.

The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to current year presentation.

(3)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Administrative Expenses

The Company generally pays the administrative expenses of the Plan.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)	Transactions With Parties-in-Interest

The following table summarizes the balances related to transactions of the Plan with parties-in-interest:

	At or for the Year Ended December 31,
	2003	2002	2001
MAF Bancorp, Inc. common stock	$24,525,328	19,683,843	17,510,915
Collective trust funds(1)	8,375,453	10,158,659	7,662,395
ABN-AMRO / Montag & Caldwell Growth N	4,187,599	—	—
Certificates of deposit	—	4,638,373	3,118,089
Interest income	306,588	603,097	394,746
Dividend income	424,117	357,374	293,156
Contributions to the Plan	2,320,000	1,920,000	1,120,000

(1)	Collective trust funds is comprised of the ABN-AMRO Income Plus Fund as of December 31, 2003. For the years ended December 31, 2002 and 2001, this balance consisted of the Dreyfus Cash Management Fund, S & P 500 Index Equity Fund and LaSalle Income Plus Fund.

(7)	Investments

As of December 31, 2003 and 2002, the Plan held the following investments which comprised 5% or more of the Plan’s net assets, at fair value:

	December 31,
	2003	2002
MAF Bancorp, Inc. common stock	$24,525,328	19,683,843
ABN-AMRO Income Plus Fund	8,375,453	8,171,836
Mutual Funds:
ABN-AMRO/ Montag & Caldwell Growth N	4,187,599	—
American Funds Washington Mutual A	3,435,017	2,256,842
Mid America Bank, fsb certificate of deposit	—	4,638,373

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

(8)	Non-participant - Directed Investments

Information about the net assets and the changes in net assets relating to the non-participant directed investments is shown below. In 2002, the collective trust funds were managed by the company (or one of its affiliates) that also served as an independent trustee of the Plan.

	December 31,
	2003	2002
Assets:
Investments, at fair value:
Mutual Funds:
Oppenheimer Developing Markets	$1,129,973	—
PIMCO Real Return Fund ADM	939,254	—
Undiscovered Managers REIT Inst	841,145	—
Columbia High Yield Fund Z	771,606	—
Washington Mutual Investor Fund A	638,595	—
Royce Total Return Fund	634,106	—
Brown Capital Management Small Co. Fund	632,184	—
Oakmark International Fund I	617,550	—
Artisan Funds Inc. International Fund	614,589	—
ABN-AMRO / Montag & Caldwell Growth N*	610,440	—
American Century Intl Bond Fund – Inv	461,296	—
Collective trust funds(1)	404,079	10,158,659
Money market deposit account	—	164,959
Cash liquidity fund	258	—

	8,295,075	10,323,618
Accrued dividends and interest	26,360	119,377
Contribution receivable	1,886,802	—

	10,208,237	10,442,995
Liabilities:
Liabilities – accounts payable	—	(53)

	$10,208,237	10,442,942

(1)	Participant account balances of $2,806,454 in the collective trust funds representing prior years accumulated forfeitures and employer matching contributions were transferred to participant directed funds as of October 1, 2003.

(Continued)

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

Non-Participant Directed Investments, continued

	Year Ended December 31,
	2003		2002		2001
Additions to net assets attributed to:
Interest income	$273,963	(1)	339,423		266,446
Dividend income	—		127,908		118,625

	273,963		467,331		385,071

Gain (loss) on sale of investments:
Mutual funds	110,426		—		—
Collective trust funds	(456,342)		(68,230)		—
MAF Bancorp, Inc. common stock	—		518,014		29,046

	(345,916)		449,784		29,046

Unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	653,500		—		—
Collective trust funds	744,441		(546,985)		(197,456)
MAF Bancorp, Inc. common stock	—		484,305		332,724

	1,397,941		(62,680)		135,268

Contributions:
Employer	1,886,802	(3)	1,920,000		1,120,000
Employee	9,473		7,266		9,092

	1,896,275		1,927,266		1,129,092

Total additions to net assets	3,222,263		2,781,701		1,678,477

Deductions from net assets attributed to:
Benefits paid to participants	593,903		825,172		550,491
Administrative expenses	566		—		10

	594,469		825,172		550,501

Transfers to participant directed investments	(2,862,499	)(1)	(6,831,558	)(2)	—

Increase (decrease) in net assets available for plan benefits	$(234,705)		(4,875,029)		1,127,976

Net assets available for plan benefits:
Beginning of year	10,442,942		15,317,971		14,189,995

End of year	$10,208,237		10,442,942		15,317,971

(1)	Participant account balances of $2,806,454 in the collective trust funds representing prior years accumulated forfeitures and employer matching contributions were transferred to participant directed funds as of October 1, 2003, net of forfeitures allocated in 2003.
(2)	Transfer of MAF Bancorp, Inc. common stock to participant directed funds.
(3)	For the plan year ended December 2003, the employer contribution of $2,320,000 included participant directed matching funds of $433,198.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements - Continued

(9)	Subsequent Event

On December 1, 2003, St. Francis Capital Corporation (“St. Francis”) was merged with and into MAF Bancorp. Concurrently, St. Francis Bank was merged into the Company and the Company became the plan sponsor for the St. Francis Bank, FSB Savings and Retirement Plan. Net assets of the St. Francis Bank, FSB Savings and Retirement Plan totaling $19,605,115, were transferred into the Plan on March 16, 2004.

Schedule 1

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of

Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Number of Shares or Units	Maturity Date	Interest Rate	Cost	Current Value
Mutual Funds:
Participant Directed:
Oakmark International Fund I	11,530	N/A	N/A	$195,005	207,875
Undiscovered Managers REIT Inst	15,085	N/A	N/A	271,061	278,625
Brown Capital Management Small Co. Fund I	8,684	N/A	N/A	250,138	258,301
Royce Total Return Fund	21,363	N/A	N/A	220,837	228,491
ABN-AMRO / Montag & Caldwell Growth N*	164,103	N/A	N/A	3,370,508	3,577,159
Artisan Funds Inc. International Fund	51,973	N/A	N/A	882,010	982,876
PIMCO Real Return Fund ADM	36,261	N/A	N/A	421,469	408,081
American Funds Washington Mutual Investor A	119,325	N/A	N/A	3,163,370	3,435,017
Non-Participant Directed Funds:
(Mid America Profit Sharing Fund)
Oppenheimer Developing Markets	54,826	N/A	N/A	978,569	1,129,973
PIMCO Real Return Fund ADM	83,489	N/A	N/A	968,100	939,254
Undiscovered Managers REIT Inst	45,566	N/A	N/A	782,711	841,145
Columbia High Yield Fund Z	88,284	N/A	N/A	762,870	771,606
Washington Mutual Investor Fund A	22,188	N/A	N/A	585,543	638,595
Royce Total Return Fund	59,318	N/A	N/A	586,696	634,106
Brown Capital Management Small Co. Fund	21,264	N/A	N/A	581,622	632,184
Oakmark International Fund I	34,270	N/A	N/A	548,966	617,550
Artisan Funds Inc. International Fund	32,500	N/A	N/A	548,903	614,589
ABN-AMRO / Montag & Caldwell Growth N*	28,014	N/A	N/A	574,883	610,440
American Century Intl Bond Fund – Inv	33,795	N/A	N/A	461,062	461,296
Total Mutual Funds				16,154,323	17,267,163

Collective Trust Funds:
Participant Directed:
ABN-AMRO Income Plus Fund*	1,467,287	N/A	N/A	7,987,925	7,971,374
Non-Participant Directed Funds:
(Mid America Profit Sharing Fund)
ABN-AMRO Income Plus Fund*	64,289	N/A	N/A	348,662	404,079
Total Collective Trust Funds				8,336,587	8,375,453

Common stock – MAF Bancorp, Inc.*	586,508	N/A	N/A	22,377,757	24,525,328

Cash liquidity fund	N/A	N/A	N/A	258	258

Participant loans receivable	N/A	2/27/04 - 9/16/11	6.00 – 9.00%	—	15,147

N/A – Not applicable

*	Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule 2

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2003

The following schedule identifies all transactions or series of transactions that have exceeded 5% of the fair value of plan assets as of the beginning of the plan year.

Identity of Issue	Description	Purchase Price	Selling Price	Cost	Market Value at date of Transaction		Realized Gain
ABN-AMRO Income Plus*	Collective Trust Fund	various	N/A	$8,398,727	8,398,727	+	N/A
ABN-AMRO Income Plus*	Collective Trust Fund	various	N/A	8,431,842	8,431,842		N/A

ABN-AMRO Income Plus*	Collective Trust Fund	N/A	various	7,772,454	7,773,271	+	817
ABN-AMRO Income Plus*	Collective Trust Fund	N/A	various	8,083,180	8,085,842		2,662
ABN-AMRO Income Plus*	Collective Trust Fund	N/A	various	8,398,727	8,398,727	+	N/A

N/A	– Not applicable
*	Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.
+	Plus denotes a transaction that in itself is greater than 5% of the fair value of plan assets as of the beginning of the plan year.

See accompanying report of independent registered public accounting firm.